September 20, 2022

Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	Kingsoft Cloud Holdings Limited Form 20-F for Fiscal Year Ended December 31, 2021 File No. 001-39278

Attn:	Division of Corporation Finance Office of Technology

VIA EDGAR

Dear Inessa Kessman, Robert Littlepage, Alexandra Barone and Mitchell Austin:

This letter sets forth the responses of Kingsoft Cloud Holdings Limited (“Kingsoft Cloud” or the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 6, 2022.

For your convenience, we have included herein the comments in bold, and the Company’s responses are set forth immediately below the comments.

General Note to the Staff

The Company respectfully submits to the Staff that many of the regulatory and market developments relating to the Staff’s comments occurred after the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Annual Report”), such as the Statement of Protocol signed between the PCAOB and the Chinese authorities on August 26, 2022 and the resurgence of COVID-19 in certain regions in China in the second quarter of 2022 that affected the Company’s business, and are still subject to changes. As such, the Company respectfully requests that the Staff permit it to reflect the changes in response to the Staff’s comments, subject to the Staff’s review and further regulatory and market developments (if applicable), in the Company’s next annual report on Form 20-F for the year ending December 31, 2022.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2021
Introduction, page i

1. Please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau.

Response

In response to the Staff’s Comment, the Company intends to revise the disclosure on page i of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows:

“China” or “PRC” refers to the People’s Republic of China~~, excluding, for the purpose of this annual report only, Taiwan, Hong Kong and Macau Special Administrative Region~~; and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Taiwan, Hong Kong, and Macau;

Item 3, Key Information, page 1
2. We note your disclosure regarding the legal and operational risks associated with being based in or having your operations primarily in China. Please also disclose here how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities (VIEs) and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Specifically disclose in the forepart of Item 3 whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act (HFCAA) and related regulations will affect your company. Also disclose that trading in your securities may be prohibited under the HFCAA if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. In addition, your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

In response to the Staff’s Comment, the Company intends to revise the disclosure on page 1 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals.

For example, the PRC Data Security Law and the PRC Personal Information Protection Law posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the CAC and several other PRC governmental authorities in December 2021, as well as the Administration Regulations on Cyber Data Security (Draft for Comments) published by the CAC for public comments in November 2021, exposes uncertainties and potential additional restrictions on China-based overseas-listed companies like us. If the detailed rules, implementations, or the enacted version of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by us, we face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to changes and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.”

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Administrative Provisions”) and the draft Measures for the Record-Filing of Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments) (the “Filing Measures”) for public comments till January 23, 2022. Pursuant to these drafts, a filing-based regulatory system will be applied to both “direct overseas offering and listing” and “indirect overseas offering and listing” of PRC domestic companies. As of the date of this annual report, it remains uncertain when the final Administrative Provisions and Filing Measures will be adopted and whether they will be adopted in the current draft form. See “Item 3. Key Information—Risk Factors—Risks Relating to Doing Business in China— The filing, approval or other administrative requirements of the CSRC or other PRC government authorities may be required to maintain our listing status or conduct future offshore securities or debt offerings.”

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. In June 2022, we were conclusively identified by the SEC under the HFCAA as having filed audit reports issued by a registered public accounting firm that cannot be inspected or investigated completely by the PCAOB in connection with our filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024, or 2023 if the acceleration bill were enacted. If this happens there is no certainty that we will be able to list our ADSs or shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. On August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People’s Republic of China governing inspections and investigations of audit firms based in China, which marks the first step toward providing access for the PCAOB to inspect and investigate registered public accounting firms in China without any limitations on scope. However, uncertainties exist with respect to the implementation of this framework. The PCAOB is now required to reassess its determinations for purposes of the HFCAA by the end of 2022. Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form 20-F in the future, or at all, is subject to substantial uncertainty and depends on a number of factors out of our control. If we are unable to meet the PCAOB inspection requirement in time, we could be delisted from the Nasdaq Stock Market and our ADSs will not be permitted for trading “over-the-counter” either. Such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of the ADSs. Any such risk could result in a material change in our operations and/or the value of our securities, or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3. We note the diagram of corporate structure on page 88. At the onset of Part I, please provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors hold their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than equity ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

Response

In response to the Staff’s Comment, the Company intends to include the following disclosure at the onset of Part I in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

The following diagram illustrates our corporate structure as of the date of this annual report, including our significant subsidiaries and significant variable interest entities, and their equity interest holding.

Notes:

(1) Pursuant to the Camelot Merger Agreement, after a series of mergers involving among others, Benefit Overseas and Dreams Power, Camelot has been merged with and into Iridescence Limited, a company incorporated under the BVI laws and wholly-owned by our Company.

(2) Shareholders of Zhuhai Kingsoft Cloud are Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Ms. Weiqin Qiu, a family member of a director of Kingsoft Group. Beijing Kingsoft Digital Entertainment Technology Co., Ltd. and Ms. Weiqin Qiu are not shareholders of our company. Beijing Kingsoft Digital Entertainment Technology Co., Ltd. is ultimately owned by Ms. Weiqin Qiu and Ms. Peili Lei, a family member of the chairman of our Board.

(3) Shareholders of Kingsoft Cloud Information are Mr. Yulin Wang (our former director and CEO) and Ms. Weiqin Qiu.

(4) The remaining equity interests in Camelot Technology were held by Shanghai Jiawo Yunfan Investment Center (Limited Partnership) as to approximately 15.66%, and other four minority shareholders.

Kingsoft Cloud Holdings Limited is a Cayman Islands holding company with no business operations. It conducts its operations in China through its PRC subsidiaries and variable interest entities, or the VIEs, and their subsidiaries. However, we and our shareholders do not and are not legally permitted to have any equity interests in the VIEs as current PRC laws and regulations restrict foreign investment in companies that engage in value-added telecommunication services. As a result, we operate relevant businesses in China through certain contractual arrangements with the VIEs. These contractual arrangements include the exclusive consultation and technical service agreement, loan agreements, equity pledge agreement, exclusive purchase option agreement, shareholder voting right trust agreement, and spousal consents, as the case may be. As a result of these contractual arrangements, we are considered the primary beneficiary of, the VIEs for accounting purposes and consolidate their operating results in our financial statements under U.S. GAAP. This structure also provides contractual exposure to foreign investment in such companies. As of the date of this annual report, to the best knowledge of our Company, our directors and management, our VIE agreements have not been tested in a court of law in the PRC. The VIEs are owned by certain nominee shareholders, not us. Investors in our ADSs are purchasing equity securities of a Cayman Islands holding company rather than equity securities issued by our subsidiaries and the VIEs. Investors who are non-PRC residents may never directly hold equity interests in the VIEs under current PRC laws and regulations. These contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. If any dispute relating to these contracts remains unresolved, we will have to incur significant costs to enforce our rights under these contracts, which would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China, could adversely affect us.”

4. We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

Response

In response to the Staff’s comment, the Company respectfully undertakes to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs, and will refer to the VIE agreements as follows “The Company is obligated to absorb losses of the variable interest entities that could potentially be significant to the variable interest entities through providing unlimited financial support to the variable interest entities or is entitled to receive economic benefits from the variable interest entities that could potentially be significant to the variable interest entities through the exclusive technology consulting and service fees. As a result of these contractual arrangements, the Company is determined to be the primary beneficiary of these variable interest entities and we consolidate these variable interest entities under U.S. GAAP” in its future Form 20-F filings.

5. In your summary of risk factors, disclose the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response

In response to the Staff’s Comment, the Company intends to revise the disclosure on page 1 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows:

We face various legal and operational risks and uncertainties as a company based in and primarily operating in China. The PRC government ~~has significant authority to exert influence on the ability of a China-based company, like us, to conduct its business, accept foreign investments or list on a U.S. stock exchange.~~ may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. For example, we face risks associated with regulatory approvals of offshore offerings, anti-monopoly regulatory actions, cybersecurity and data privacy, as well as the lack of inspection from the Public Company Accounting Oversight Board (United States), or the PCAOB, on our auditors. The PRC government may also intervene with or influence our operations as the government deems appropriate to further regulatory, political and societal goals. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

6. In your summary of risk factors and your risk factors disclosures, please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response

In response to the Staff’s Comment, the Company intends to include the following disclosure in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Permissions Required from the PRC Authorities for Our Operations

Our PRC subsidiaries and the VIEs have obtained all necessary licenses and approvals required for our operations in China, including business licenses and VAT licenses for internet data center services, internet access services, domestic internet protocol virtual private network services, content delivery network services and information services.

Furthermore, in connection with our issuance of securities to foreign investors, as of the date of this annual report, we, our PRC subsidiaries and the VIEs are not required to obtain any approval or permission from the CSRC, the CAC or any other PRC governmental authorities, nor have we, our PRC subsidiaries and the VIEs received any formal inquiry, notice, warning or sanction from any PRC governmental authorities in connection with requirements of obtaining such approval or permission, under any currently effective PRC laws, regulations and regulatory rules.

Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings, or approvals for our business operations in the future. If our PRC subsidiaries or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits, approvals or filings, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, if we had inadvertently concluded that such approvals, permits, registrations or filings were not required, or if applicable laws, regulations or interpretations change in a way that requires our PRC subsidiaries and the VIEs to obtain such approval, permits, registrations or filings in the future, our PRC subsidiaries and the VIEs may be unable to obtain such necessary approvals, permits, registrations or filings in a timely manner, or at all, and such approvals, permits, registrations or filings may be rescinded even if obtained. Any such circumstance may subject our PRC subsidiaries and the VIEs to fines and other regulatory, civil or criminal liabilities, and our PRC subsidiaries and the VIEs may be ordered by the competent government authorities to suspend relevant operations, which will materially and adversely affect our business operation. Furthermore, our PRC subsidiaries and the VIEs may be subject to regular inspections, examinations, inquiries or audits by regulatory authorities, and an adverse outcome of such inspections, examinations, inquiries or audits may result in the loss or non-renewal of the relevant licenses and approvals. Moreover, the criteria used in reviewing applications for, or renewals of licenses and approvals may change from time to time, and there can be no assurance that our PRC subsidiaries and the VIEs will be able to meet new criteria that may be imposed to obtain or renew the necessary licenses and approvals. Many of such licenses and approvals are material to the operation of our business, and if our PRC subsidiaries or the VIEs fail to maintain or renew material licenses and approvals, our ability to conduct our business could be materially impaired. Furthermore, if the interpretation or implementation of existing laws and regulations change, or new regulations come into effect, requiring our PRC subsidiaries, the VIEs or parties on whom our PRC subsidiaries and the VIEs rely to obtain any additional permits, licenses or certificates that were previously not required to operate our business, there can be no assurance that our PRC subsidiaries, the VIEs or parties on whom we rely will successfully obtain such permits, licenses or certificates.

7. For each summary risk factor related to doing business in China, provide a specific cross-reference to the more detailed risk factor discussion.

Response

In response to the Staff’s comment, the Company respectfully undertakes to include a cross-reference to the page number where the full detailed risk appears for each summary risk factor related to doing business in China in its future Form 20-F filings.

8. We note your disclosure related to recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange. Please revise your disclosure to explain how this oversight specifically impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response

In response to the Staff’s Comment, the Company intends to revise the disclosures on pages 12 to 14 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“We face challenges from the evolving regulatory environment regarding cybersecurity, information security, privacy and data protection, and user attitude toward data privacy and protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any actual or alleged failure to comply with related laws and regulations regarding cybersecurity, information security, data privacy and protection could materially and adversely affect our business and results of operations.

We operate in the regulatory environment in which the protection of cybersecurity, information security and data privacy is evolving. We are subject to numerous laws and regulations that address cybersecurity, information security, privacy and data protection in various jurisdictions. In particular, on June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law, which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations of entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services.

In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies listed in the United States. On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with several other governmental authorities, jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, the purchase of network products and services by an operator of critical information infrastructure or the data processing activities of a network platform operator that affect or may affect national security will be subject to a cybersecurity review. In addition, network platform operators with individual information of over one million users shall be subject to cybersecurity review before listing abroad. The competent governmental authorities may also initiate a cybersecurity review against the operators if the authorities believe that the network product or service or data processing activities of such operators affect or may affect national security. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. Given the Cybersecurity Review Measures were recently promulgated, their interpretation, application and enforcement are subject to substantial uncertainties. On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments) (the “Draft Administration Regulations on Cyber Data Security”), which provides the circumstances under which data processors shall apply for cybersecurity review, including, among others, when (i) the data processors who process personal information of at least one million users apply for a “foreign” listing; and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. However, it provides no further explanation or interpretation as to how to determine what constitutes “affecting national security” and such draft rules have not been enacted into law as of now. Data processors processing personal information of more than one million people shall also comply with the provisions for processing of important data stipulated in Draft Administration Regulations on Cyber Data Security for important data processors. Data processors dealing with important data or listing overseas should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. When data collected and generated within the PRC are provided by the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the national cyberspace administration. As of the date of this annual report, it is uncertain whether and when the Draft Administration Regulations on Cyber Data Security will be issued and take effect, how it will be enacted, interpreted and implemented, and whether or to what extent it will affect us.

On July 30, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, effective on September 1, 2021, which provide that a “critical information infrastructure” refers to an important network facility and information system in important industries such as public communications and information services, as well as other important network facilities and information systems that may seriously endanger national security, the national economy, the people’s livelihood, or the public interests in the event of damage, loss of function, or data leakage. The competent governmental authorities and regulatory authorities of the aforementioned important industries will be responsible for organizing the identification of critical information infrastructures in their respective industries. The competent governmental authorities shall also notify operators who are identified as “operators of critical information infrastructure” in accordance with these provisions. However, the exact scope of “critical information infrastructure operators” under the current regulatory regime still remains unclear, and the PRC government authorities may have discretion in the interpretation and enforcement of these regulations.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the People’s Republic of China, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

In the meantime, the PRC regulatory authorities have also enhanced the supervision and regulation on cross-border data transmission. For example, ~~on October 29, 2021, the Measures for the Security Assessment of Cross-border Data Transmission (Draft for Comment) were proposed by the CAC for public comments, which require that any data processor providing important data collected and generated during operations within the PRC or personal information that should be subject to security assessment according to law to an overseas recipient shall conduct security assessment. The draft measures provide five circumstances, under any of which data processors shall, through the local cyberspace administration at the provincial level, apply to the national cyberspace administration for security assessment of data cross-border transfer. These circumstances include: (i) where the data to be transferred to an overseas recipient are personal information or important data collected and generated by operators of critical information infrastructure; (ii) where the data to be transferred to an overseas recipient contain important data; (iii) where a personal information processor that has processed personal information of more than one million people provides personal information overseas; (iv) where the personal information of more than 100,000 people or sensitive personal information of more than 10,000 people are transferred overseas accumulatively; or (v) other circumstances under which security assessment of data cross-border transfer is required as prescribed by the national cyberspace administration. As of the date of this annual report, the above measures have not been formally adopted, and substantial uncertainties still exist with respect to the enactment timetable, final content, interpretation and implementation of these measures and how they will affect our business operation.~~ on July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. According to these measures, personal data processors will be subject to security assessment conducted by the CAC prior to any cross-border transfer of data if the transfer involves (i) important data; (ii) personal information transferred overseas by operators of critical information infrastructure or a data processor that has processed personal data of more than one million persons; (iii) personal information transferred overseas by a data processor who has already provided personal data of 100,000 persons or sensitive personal data of 10,000 persons overseas since January 1 of the prior year; or (iv) other circumstances as requested by the CAC. According to the official interpretation of the CAC, the Measures for the Security Assessment of Cross-border Data Transfer apply to (i) overseas transfer and storage by data processors of data generated during operations in mainland China, and (ii) access to or use of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals. Furthermore, any cross-border data transfer activities conducted in violation of the Measures for the Security Assessment of Cross-border Data Transfer before the effectiveness of these measures are required to be rectified by March 2023. As these measures took effect recently, substantial uncertainties still exist with respect to the interpretation and implementation of these measures in practice and how they will affect our business operation.

Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, or have not yet been formally promulgated or taken effect (as applicable), their enactment, interpretation, application and enforcement are subject to substantial uncertainties. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations, standards and protocols, especially as a result of such newly promulgated laws and regulations. As of the date of this annual report, we have taken the relevant measures to protect our cybersecurity, information security, data privacy and protection in material respects and we have not been subject to any material penalties from any competent PRC regulatory authorities related to cybersecurity, information security, data privacy and protection. Therefore, we believe we are in compliance with the currently effective laws and regulations related to cybersecurity, information security, data privacy and protection as mentioned above, to the extent applicable to us, in all material respects. However, as there remain uncertainties regarding the enactment, interpretation and implementation of these laws, regulations, and policies, or relevant draft laws, regulations and policies, despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services or platform will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above mentioned newly promulgated laws, regulations, policies or relevant drafts may result in the publication of new laws, regulations and policies to which we may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition. We may be notified for cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator by the CAC, or if our data processing activities and overseas listing were regarded as having impact or potential impact to national security, and be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resource. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures.

Moreover, we may become subject to regulatory requirements as a result of utilization of our products and services by residents of, or travelers who visit, certain jurisdictions, such as the General Data Protection Regulation of the European Union, or the GDPR. Complying with additional or new regulatory requirements could force us to incur substantial costs or require us to change our business practices. Moreover, if a high profile security breach occurs with respect to our competitors, people may lose trust in the security of cloud service providers generally, including us, which could damage the reputation of the industry, result in heightened regulation and strengthened regulatory enforcement and adversely affect our business and results of operations.

We expect that we will continue to face uncertainty as to whether our efforts to comply with evolving obligations under global data protection, privacy and security laws will be sufficient. From time to time, we may be subject to inspections conducted by governmental authorities. In the event that any failure or perceived failure by us to comply with applicable laws and regulations is identified during such inspections, we may be required to implement rectification measures in accordance with the inspection results. In addition, any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental authorities, individuals or others. These proceedings or actions could subject us to significant civil or criminal penalties and negative publicity, require us to change our business practices, increase our costs and materially harm our business, prospects, financial condition and results of operations. In addition, our current and future relationships with customers, vendors and other third parties could be negatively affected by any proceedings or actions against us or current or future data protection obligations imposed on them under applicable law. Furthermore, a data breach affecting personal information could result in significant legal and financial exposure and reputational damage that could potentially have an adverse effect on our business.

Similar risks exist with respect to our business partners and our customers in relation to the process of personal data. Any failure of our partners or customers to comply with applicable laws and regulations could result in their reputational damage or governmental investigations, inquiries, enforcement actions and prosecutions, private litigation, fines and penalties or adverse publicity, which may harm our business partnership and have a negative impact on our business. ”

9. Please disclose the risks and consequences of being added to the HFCAA Conclusive List (for example, specifically disclose that the value of the company’s securities may significantly decline or become worthless).

Response

Please refer to the Company’s responses to comment 2 above for the disclosure the Company intends to include in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed.

Condensed Consolidating Schedule, page 56

10. Please revise your condensed consolidating schedule to present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the WFOEs that are the primary beneficiary of the VIEs. One of the objectives of this disclosure is to allow an investor to evaluate the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.

Response

The Company respectfully advises the Staff that the Company is the primary beneficiary of the VIEs, and therefore, the Company does not disaggregate the WFOEs from the Company’s subsidiaries. In response to the Staff’s Comment, the Company intends to revise the condensed consolidating schedule on pages 56 to 60 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows:

The following tables present the summary statements of operations for Kingsoft Cloud Holdings Limited which is the primary beneficiary of the VIEs, its subsidiaries, and ~~our Company’s~~ its VIEs and their subsidiaries for the periods presented:

	For the Year Ended December 31, 2019
	Kingsoft Cloud Holdings Limited (Primary Beneficiary of the VIEs)	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party and related party revenues	-	76,463	3,879,890	-	3,956,353
Intra-Group revenues (1)	-	53,426	2,462	(55,888)	-
Total revenues	-	129,889	3,882,352	(55,888)	3,956,353
Third-party and related party costs and expenses	(6,734)	(455,583)	(4,637,570)	-	(5,099,887)
Intra-Group costs and expenses (1)	-	(21,232)	(72,520)	93,752	-
Total costs and expenses	(6,734)	(476,815)	(4,710,090)	93,752	(5,099,887)
Operating loss	(6,734)	(346,926)	(827,738)	37,864	(1,143,534)
Non-operating income (loss)	40,940	133,407	(142,606)	594	32,335
Share of loss of subsidiaries	(377,995)	-	-	377,995	-
Contractual interests in VIEs and VIEs’ subsidiaries (4)	(767,410)	-	-	767,410	-
Net loss	(1,111,199)	(213,519)	(970,344)	1,183,863	(1,111,199)

	For the Year Ended December 31, 2020
	Kingsoft Cloud Holdings Limited (Primary Beneficiary of the VIEs)	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party and related party revenues	-	378,606	6,198,701	-	6,577,307
Inter-company revenues (1)	-	95,656	178,457	(274,113)	-
Total revenues	-	474,262	6,377,158	(274,113)	6,577,307
Third-party and related party costs and expenses	(27,052)	(545,258)	(7,212,247)	-	(7,784,557)
Inter-company costs and expenses (1)	-	(174,949)	(95,656)	270,605	-
Total costs and expenses	(27,052)	(720,207)	(7,307,903)	270,605	(7,784,557)
Operating loss	(27,052)	(245,945)	(930,745)	(3,508)	(1,207,250)
Non-operating income (loss)	45,886	197,189	7,837	(5,860)	245,052
Share of loss of subsidiaries	(171,421)	-	-	171,421	-
Contractual interests in VIEs and VIEs’ subsidiaries (4)	(809,672)	-	-	809,672	-
Net loss	(962,259)	(48,756)	(922,908)	971,725	(962,198)

	For the Year Ended December 31, 2021
	Kingsoft Cloud Holdings Limited (Primary Beneficiary of the VIEs)	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Third-party and related party revenues	-	1,304,250	7,756,534	-	9,060,784
Inter-company revenues (1)	-	43,720	215,609	(259,329)	-
Total revenues	-	1,347,970	7,972,143	(259,329)	9,060,784
Third-party and related party costs and expenses	(40,913)	(1,405,739)	(9,426,525)	-	(10,873,176)
Inter-company costs and expenses (1)	-	(150,926)	(39,773)	190,699	-
Total costs and expenses	(40,913)	(1,556,665)	(9,466,298)	190,699	(10,873,176)
Operating loss	(40,913)	(208,695)	(1,494,155)	(68,630)	(1,812,392)
Non-operating income (loss)	34,343	260,446	(62,749)	(11,403)	220,636
Share of loss of subsidiaries	(121,100)	-	-	121,100	-
Contractual interests in VIEs and VIEs’ subsidiaries (4)	(1,461,042)	-	-	1,461,042	-
Net loss	(1,588,712)	51,751	(1,556,904)	1,502,109	(1,591,756)

The following tables present the summary balance sheet data for Kingsoft Cloud Holdings Limited which is the primary beneficiary of the VIEs, its subsidiaries, and its VIEs and their subsidiaries as of the dates presented:

	As of December 31, 2020
	Kingsoft Cloud Holdings Limited (Primary Beneficiary of the VIEs)	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Current Assets:
Cash and cash equivalents	68,012	1,927,154	1,429,508	-	3,424,674
Restricted cash	-	-	-	-	-
Accounts receivable, net	-	76,558	2,258,313	-	2,334,871
Short-term investments	217,448	2,475,571	-	-	2,693,019
Prepayments and other assets	266,280	-	630,121	(9,315)	887,086
Amounts due from related parties	-	793	204,275	-	205,068
Total current assets	551,740	4,480,076	4,522,217	(9,315)	9,544,718
Non-current assets:
Property and equipment, net	-	229,170	1,727,620	-	1,956,790
Intangible assets, net	-	1,593	14,980	-	16,573
Prepayments and other assets	-	1,846	9,978	-	11,824
Goodwill	-	-	-	-	-
Equity investments	-	40,332	86,251	-	126,583
Amounts due from related parties	-	1,046	4,712	-	5,758
Operating lease right-of-use assets	-	56,630	210,338	-	266,968
Deferred tax assets	-	-	-	-	-
Total non-current assets	-	330,617	2,053,879	-	2,384,496
Amounts due from group companies (2)	7,983,060	12,076,587	1,631,592	(21,691,239)	-
Total assets	8,534,800	16,887,280	8,207,688	(21,700,554)	11,929,214
Current Liabilities:
Accounts payable	-	43,927	2,013,428	-	2,057,355
Accrued expenses and other liabilities	256,630	67,437	521,307	-	845,374
Short-term bank loans	-	-	278,488	-	278,488
Long-term bank loan, current portion	-	-	74,351	-	74,351
Income tax payable	2,524	17,995	45	-	20,564
Amounts due to related parties	407	55,796	56,795	-	112,998
Current operating lease liabilities	-	20,208	56,261	-	76,469
Total current liabilities	259,561	205,363	3,000,675	-	3,465,599
Non-current Liabilities:
Deferred tax liabilities	-	-	29	-	29
Other liabilities	33,558	-	7,020	-	40,578
Non-current operating lease liabilities	-	36,946	146,012	-	182,958
Total non-current liabilities	33,558	36,946	153,061	-	223,565
Amounts due to Kingsoft Cloud	-	12,830,349	-	(12,830,349)	-
Amounts due to subsidiaries	1,686	-	8,271,146	(8,272,832)	-
Amounts due to VIEs and VIEs' subsidiaries	6	588,028	-	(588,034)	-
Amounts due to group companies	1,692	13,418,377	8,271,146	(21,691,215)	-
Total liabilities	294,811	13,660,686	11,424,882	(21,691,215)	3,689,164

	As of December 31, 2021
	Kingsoft Cloud Holdings Limited (Primary Beneficiary of the VIEs)	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Current Assets:
Cash and cash equivalents	69,393	1,938,488	2,209,647	-	4,217,528
Restricted cash	-	149,389	89,704	-	239,093
Accounts receivable, net	-	400,115	3,170,860	-	3,570,975
Short-term investments	1,029,472	1,461,584	-	-	2,491,056
Prepayments and other assets	53,618	726,053	907,350	-	1,687,021
Amounts due from related parties	-	23,006	184,137	-	207,143
Total current assets	1,152,483	4,698,635	6,561,698	-	12,412,816
Non-current assets:
Property and equipment, net	-	207,010	2,157,093	-	2,364,103
Intangible assets, net	-	1,076,105	93,662	-	1,169,767
Prepayments and other assets	-	2,030	27,036	-	29,066
Goodwill	-	4,561,033	64,082	-	4,625,115
Equity investments	-	44,922	162,244	-	207,166
Investments in subsidiaries (3)	5,328,424	-	-	(5,328,424)	-
Amounts due from related parties	-	1,046	4,712	-	5,758
Operating lease right-of-use assets	-	71,543	184,908	-	256,451
Deferred tax assets	-	7,798	-	-	7,798
Total non-current assets	5,328,424	5,971,487	2,693,737	(5,328,424)	8,665,224
Amounts due from group companies (2)	5,508,311	15,446,362	2,157,428	(23,112,101)	-
Total assets	11,989,218	26,116,484	11,412,863	(28,440,525)	21,078,040
Current Liabilities:
Accounts payable	-	205,145	2,733,487	-	2,938,632
Accrued expenses and other liabilities	182,075	832,897	1,208,868	-	2,223,840
Short-term bank loans	-	-	1,348,166	-	1,348,166
Long-term bank loan, current portion	-	-	-	-	-
Income tax payable	3,307	55,884	1,026	-	60,217
Amounts due to related parties	829	37,875	797,731	-	836,435
Current operating lease liabilities	-	37,918	70,672	-	108,590
Total current liabilities	186,211	1,169,719	6,159,950	-	7,515,880
Non-current Liabilities:
Deferred tax liabilities	-	205,889	-	-	205,889
Other liabilities	1,194,212	31,490	6,975	-	1,232,677
Non-current operating lease liabilities	-	37,232	121,057	-	158,289
Amounts due to related parties	-	-	472,882	-	472,882
Total non-current liabilities	1,194,212	274,611	600,914	-	2,069,737
Amounts due to Kingsoft Cloud	-	13,448,602	-	(13,448,602)	-
Amounts due to subsidiaries	4,840	-	9,084,471	(9,089,311)	-
Amounts due to VIEs and VIEs' subsidiaries	6	574,079	-	(574,085)	-
Amounts due to group companies	4,846	14,022,681	9,084,471	(23,111,998)	-
Total liabilities	1,385,269	15,467,011	15,845,335	(23,111,998)	9,585,617

The following tables present the summary cash flow data for Kingsoft Cloud Holdings Limited which is the primary beneficiary of the VIEs, its subsidiaries, and its VIEs and their subsidiaries for the periods presented:

	For the Year Ended December 31, 2019
	Kingsoft Cloud Holdings Limited (Primary Beneficiary of the VIEs)	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	(2,538,479)	2,884,725	(785,378)	-	(439,132)
Net cash generated from (used in) investing activities	2,166,312	(1,143,151)	(836,981)	697,067	883,247
Net cash generated from (used in) financing activities	370,294	(1,226,822)	1,618,102	(697,067)	64,507

	For the Year Ended December 31, 2020
	Kingsoft Cloud Holdings Limited (Primary Beneficiary of the VIEs)	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	(6,203,310)	6,746,356	(833,479)	-	(290,433)
Net cash generated from (used in) investing activities	(218,674)	(5,247,293)	(1,471,637)	2,623,601	(4,314,003)
Net cash generated from (used in) financing activities	5,945,666	-	2,802,088	(2,623,601)	6,124,153

	For the Year Ended December 31, 2021
	Kingsoft Cloud Holdings Limited (Primary Beneficiary of the VIEs)	Subsidiaries	VIEs and their subsidiaries	Eliminations	Consolidated

	(RMB in thousands)
Net cash (used in) generated from operating activities	1,178,019	(928,140)	(958,748)	-	(708,869)
Net cash generated from (used in) investing activities	(1,179,393)	1,170,356	(843,586)	431,000	(421,623)
Net cash generated from (used in) financing activities	(815)	31,739	2,612,563	(431,000)	2,212,487

(1)	It represents the intercompany transaction charge under a series of commercial agreements among the Company‘s subsidiaries, VIEs and VIEs’ subsidiaries.
(2)	Majority of amounts due from group companies were provided to the VIEs and their subsidiaries. Except for the Company’s investments in Camelot, the carrying amounts of investments in subsidiaries and the VIEs were reduced to zero by the Company’s share of or contractual interests in cumulative losses as of December 31, 2020, and 2021, and the carrying amounts of “amounts due from group companies” were further adjusted.
(3)	It represents the Company’s investments in Camelot.
(4)	It represents the Company’s economic interests in the VIEs and VIEs’ subsidiaries in the same manner as an entity consolidated based on voting interests.

Item 5 Operating and Financial Review and Prospects

Impact of Covid-19, page 93

11. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic related lockdowns in China and (2) the impact of consumer demand declines in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business.

Response

In response to the Staff’s Comment, the Company intends to revise the disclosures on page 93 of the 2021 Annual Report as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of subject matter disclosed:

On March 11, 2020, the World Health Organization declared the global COVID-19 outbreak a pandemic. Since then, there continues to be significant uncertainties associated with the COVID-19 pandemic, including with respect to the spread and mutation of the virus, the severity of the disease, the possibility of successive waves of outbreaks, actions taken by government authorities, and the scope and length of the resulting economic disruption, among others.

These uncertainties may have impacts to our financial performance, to the extent it affects the general economic status, our customers, suppliers, other business partners, and our own operations. However, as a result of the balance of our businesses with exposure to diverse verticals and revenue models, such impacts are mixed in direction. On one hand, (i) travel restriction measures adopted by government authorities may limit our ability to provide on-site services to customers and delay project deployment completion, and (ii) businesses negatively impacted by the pandemic may cut their procurement budget, including cloud budget. While the pandemic had immaterial impact on our operations for the year ended December 31, 2021, our business was materially impacted in 2022 by the resurgence of COVID-19 and the related lockdowns in China. Due to the pandemic and related lockdowns in 2022, our operations have been negatively affected, and the bidding and deployment processes of our enterprise cloud projects have been slowed down. In response to the COVID-19, we have been normalizing the epidemic prevention and control measures in our operations. We also closely monitor the development of COVID-19 outbreaks across the country, the actions taken and policies released by government authorities, as well as the scope and length of the resulting economic disruption.

On the other hand, the pandemic has been gradually accelerating~~ed~~ cloud adoption as: (i) with restrictive measures imposed on transportation in response to the pandemic, people increasingly leverage the internet to fulfill daily activities from work, shopping, education to entertainment, which are increasingly supported by cloud infrastructure; ~~and~~ (ii) the healthcare industry in China increasingly tap into cloud technology to meet the challenges of public health events;~~,~~ and (iii) enterprises and organizations experiencing business or operation fluctuations in the pandemic may consider cloud services to obtain more efficacies, better agility and cost control in the mid-to-long run. To embrace these opportunities and mitigate the pandemic’s adverse impact to our business, we have been continuously perfecting our scalable core technologies and products and investing into our solutions of selected verticals, especially in healthcare, financial services and public services, and we expect to bear fruit in the enormous digitalization market in the long run.

In addition, consumer demand in China has slowed down partially as a result of the pandemic and the related lockdowns. The slowdown of consumer demand in China has adversely affected the growth of our customers, especially in the internet sector. Some of our customers have been cutting budgets, including budgets for cloud services, to manage their profitability amid the market headwinds. Nonetheless, we are able to mitigate such adverse impacts with our positioning and strategies: First, our customers are enterprises, rather than individual consumers, therefore we are not directly impacted by the slowdown of consumer demand; moreover, to mitigate the risks associated with fluctuations in enterprises’ demand for our services due to adverse macroeconomic conditions affecting these enterprises, we have begun to strategically focus on verticals with great potential for cloud services, particularly financial services, healthcare and public service sectors. See also “Item 3 Key Information – 3.D. Risk Factors - Risks Relating to Doing Business in China - A severe or prolonged downturn in the PRC or global economy could materially and adversely affect our business, results of operations and financial condition.”

12. You disclose that, "Our revenues generated from public cloud services increased by 19.2% from RMB5,166.9 million in 2020 to RMB6,159.1 million (US$966.5 million) in 2021, primarily driven by the increase in the number of our Public Cloud Service Premium Customers due to our expansion and penetration in selected vertical, and (ii) increasing demand for our products and solutions of our Premium Customers, reflected by the increase in customer spending of our Public Cloud Service Premium Customer." Please quantify how much of the increase was driven by each item noted. Discuss the specific verticals you focused on and the underlying reason for the increase in revenue for those verticals. Explain the underlying reason for the increased demand for your products and solutions from your Premium Customers. Also, discuss how revenue was impacted given the decrease, from 146% to 114% from December 31, 2020 to December 31, 2021, in net dollar retention rate of public cloud service premium customers.

Response

The Company respectfully submits that the items (i) and (ii), together with other minor and miscellaneous factors, jointly contributed to the increase of its public cloud services revenues from 2020 to 2021, and therefore the Company is not able to separately quantify the attribution of relevant increases to each of these items. Nonetheless, to help investors better understand the disclosures, the Company intends to quantitatively disclose the increase in the number of our Public Cloud Service Premium Customers and the increase of average revenue per Public Cloud Service Premium Customers, reflecting items (i) and (ii), respectively. The Company believes such additional quantitative disclosures will provide additional information for investors to assess the magnitude of each of the items noted.

In response to the Staff’s Comment, the Company intends to revise the disclosures on page 97 of the 2021 Annual Report as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of subject matter disclosed:

Public cloud services

Our revenues generated from public cloud services increased by 19.2% from RMB5,166.9 million in 2020 to RMB6,159.1 million (US$966.5 million) in 2021, primarily driven by the increase in the number of our Public Cloud Service Premium Customers by 16.2% from 191 to 222 due to our expansion and penetration in selected vertical, and (ii) increasing demand for our products and solutions of our Premium Customers, reflected by the increase in customer spending of our Public Cloud Service Premium Customer. Our average revenue per Public Cloud Service Premium Customers increased by 3.4% from RMB26.4 million (US$4.1 million) in 2020 to RMB27.3 million (US$4.3 million) in 2021.

For public cloud services, we strategically focused on the internet sectors, such as video, gaming, online cooperation, e-commerce and mobile internet in general. Despite the temporary growth slowdown of the internet sectors in China, the internet penetration has been increasing with a growing number of mobile users, longer time spent by users and more complex and cutting-edge technologies, driving the demand for cloud services and therefore contributing to the increase of our Public Cloud Service Premium Customers.

The increasing demand for our products and solutions of our Premium Customers was primarily driven by our continuous and long-term service coverage for our customers, which enables us to understand their needs in a timely manner and promote cross selling. Our Premium Customers tend to procure more products and solutions as our offerings are constantly upgraded and extended along with customers’ business developments.

Our net dollar retention rate of Public Cloud Service Premium Customers in 2021, being 114%, was well above 100% and represented an increase of revenue from our existing Public Cloud Service Premium Customers from 2020 to 2021. We had net dollar retention rate of Public Cloud Service Premium Customers of 146% in 2020, primarily driven by the rapid development of mobile internet sectors and our customer penetration from 2019 to 2020. The net dollar retention rate of Public Cloud Service Premium Customers in 2021 was lower than that in 2020 primarily because (i) the denominator used in calculating such rate was relatively high for 2021, given the relatively large scale and revenue of Public Cloud Service Premium Customers that we had accumulated before 2021, compared with that for the previous year, and (ii) the demand for CDN services by major customers in the internet sector was weaker in the second half of 2021.

13. We note your disclosure that, "Our revenues generated from enterprise cloud services increased by 111.1% from RMB1,372.7 million in 2020 to RMB2,897.8 million (US$454.7 million) in 2021, primarily driven by (i) continued strong growth momentum of the overall China non-internet cloud market; (ii) strong demand for our enterprise cloud services in the verticals we focus on; (iii) an increase in the number of our Enterprise Cloud Service Premium Customers due to our marketing and customer base expansion efforts; and (iv) the acquisition of Camelot." In this regard, please quantify how much of the increase was driven by each item noted. Also, disclose the underlying reason for the continued strong growth momentum in the China non-internet cloud market. Discuss the underlying reason for the strong demand for your enterprise cloud services in the verticals you focused on. Explain in your filing what type of revenue is included in China non-internet cloud market and what specific verticals you are focused on.

Response

The Company respectfully submits that the items (i), (ii), (iii) and (iv), together with other minor and miscellaneous factors, jointly contributed to the increase of its enterprise cloud services revenues from 2020 to 2021, and therefore the Company is not able to separately quantify the attribution of relevant increases to each of these items. Nonetheless, to help investors better understand the disclosures, the Company intends to quantify the attribution of the revenue increases to (1) the revenue increases driven by the market factors and its expansion efforts, and (2) the consolidation of Camelot’s financial results since the acquisition in September 2021.

The Company respectfully clarifies that it generates enterprise cloud services revenues from China’s non-internet cloud market. Non-internet cloud service mainly refers to the utilization of cloud technology to aid traditional non-internet enterprises and organizations in carrying out digital transformation. Non-internet cloud market refers to the cloud service market in China for non-internet industries, such as financial services, public services, healthcare and manufacturing.

In response to the Staff’s Comment, the Company intends to revise the disclosures on page 97 of the 2021 Annual Report as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of subject matter disclosed:

Enterprise cloud services

Our revenues generated from enterprise cloud services increased by 111.1% from RMB1,372.7 million in 2020 to RMB2,897.8 million (US$454.7 million) in 2021, primarily driven by (i) continued strong growth momentum of the overall China non-internet cloud market, namely the cloud service market for non-internet industries such as financial services, public services and healthcare in China; (ii) strong demand for our enterprise cloud services in the verticals we focus on; (iii) an increase in the number of our Enterprise Cloud Service Premium Customers due to our marketing and customer base expansion efforts; and (iv) the acquisition of Camelot. RMB702.3 million (US$110.2 million), or 46.0% of the increase of our revenues generated from enterprise cloud services from 2020 to 2021 was primarily driven by the aforesaid market factors and our expansion efforts. RMB822.8 million (US$129.1 million), or 54.0% of the increase of our revenues generated from enterprise cloud services from 2020 to 2021 was attributable to our consolidation of Camelot’s financial results since the acquisition in September 2021.

The non-internet cloud market in China has shown an overall strong growth momentum, as traditional non-internet industries start to tap into the agility, flexibility and scalability of cloud service. For enterprise cloud services, we strategically focus on verticals including financial services, public services and healthcare. Given their massive scale of data, complex and diverse business scenarios involving issue around data silos and compliance requirement for data securities, customers in these verticals have strong demand for our enterprise cloud services, which are featured with cloud products operated on on-premise infrastructure, sophisticated industry-dedicated solutions and customized services that navigate complex business scenarios.

5.B. Liquidity and Capital Resources, page 102

14. At the forefront of you Liquidity and Capital Resources section provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

Response

In response to the Staff’s Comment, the Company intends to insert the following disclosures at the outset of Item 5B in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of subject matter disclosed:

Kingsoft Cloud Holdings Limited is a holding company with no material operations of its own. The Company conducts its operations primarily through its PRC subsidiaries and the VIEs. As an offshore holding company, the Company is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to its VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Notwithstanding the foregoing, the Company’s PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital), if any, to provide financial support to the VIEs either through entrustment loans from its PRC subsidiaries to the VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders would be eliminated in our consolidated financial statements against the VIEs’ share capital.

As of December 31, 2021, Kingsoft Cloud Holdings Limited had made cumulative capital contributions of RMB5,328 million (US$836 million) to our PRC subsidiaries through intermediate holding company, and were accounted as long-term investments of Kingsoft Cloud Holdings Limited. As of December 31, 2021, the loan balance owed to Kingsoft Cloud Holdings Limited and our PRC subsidiaries by the VIEs was RMB3,385 million (US$531 million). In 2019, 2020 and 2021, the VIEs and their subsidiaries transferred RMB53.4 million, RMB24.9 million and RMB20.2 million (US$ 3.2 million), respectively, to our PRC subsidiaries as payment or prepayment of service fees. Beijing Kingsoft Cloud and Yunxiang Zhisheng, our PRC subsidiaries, provided the VIEs and their subsidiaries with technical support, consulting services and other services related to the business of VIEs and their subsidiaries, including business management, daily operations, strategic planning, among others.

As of December 31, 2020 and 2021, the outstanding balance of prepayment of service fees from the VIEs and their subsidiaries to our PRC subsidiaries amounted to nil and nil, respectively. As of December 31, 2020 and 2021, the outstanding balance of service fees owed by the VIEs and their subsidiaries to our PRC subsidiaries amounted to RMB311.0 million and RMB333.8 million (US$52.4 million), respectively. As of the date of this annual report, we had no plan to distribute earnings or fully settle amounts owed under the VIE agreements. For any amounts owed by the VIEs to Kingsoft Cloud Holdings Limited or our PRC subsidiaries under the contractual arrangements with the VIEs, unless otherwise required by PRC tax authorities, we are able to settle such amounts under the current effective PRC laws and regulations, provided that the VIEs have sufficient funds to do so.

There were no other material assets transferred between the VIEs and their subsidiaries and non-VIEs in 2019, 2020 and 2021.

Kingsoft Cloud Holdings Limited has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future on our shares or the ADSs representing our ordinary shares. None of our VIEs or PRC subsidiaries has issued any dividends or distributions to their respective parent companies, including Kingsoft Cloud Holdings Limited, or to any investors as of the date of this annual report. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Item 8.—Financial Information—8.A. Consolidated Statements and Other Financial Information—Dividend Policy.”

For the purpose of illustration, the below table reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(3)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)   The tax calculation has been simplified for the purpose of this example. The hypothetical book pre-tax earnings amount, which does not consider timing differences, is assumed to equal the taxable income in the PRC.

(2)   Under the terms of the VIE agreements, sales service fees are charged by our PRC subsidiaries to the VIEs and their subsidiaries. For all the periods presented, these fees are recognized as cost of revenues of the VIEs and their subsidiaries with a corresponding amount as service income by our PRC subsidiaries and eliminated in consolidation. For income tax purposes, our PRC subsidiaries, VIEs and their subsidiaries file income taxes on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and their subsidiaries and as income by our PRC subsidiaries and are tax neutral. Upon the instance that the VIEs and their subsidiaries reach a cumulative level of profitability, because our PRC subsidiaries occupy certain trademarks and copyrights, the agreements will be updated to reflect charges for such trademarks and copyrights usage on the basis that they will qualify for tax neutral treatment.

(3)   China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a Foreign Invested Enterprises (“FIE”) to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For the purpose of this hypothetical example, this table has been prepared based on a taxation scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs and their subsidiaries will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If in the future, the accumulated earnings of the VIEs and their subsidiaries exceed the fees paid to our PRC subsidiaries, or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities, we have other tax-planning strategies that can be deployed on a tax neutral basis.

Should all tax planning strategies fail, the VIEs and their subsidiaries could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs and their subsidiaries. This would result in the double taxation of earnings: one at the VIE level (for non-deductible expenses) and one at the PRC subsidiary level (for presumptive earnings on the transfer). Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.63% of the pre-tax income. Our management is of the view that the likelihood that this scenario would happen is remote.

Kingsoft Cloud Holdings Limited’s ability to pay dividends, if any, to its shareholders and ADS holders and to service any debt it may incur will depend upon dividends paid by our PRC subsidiaries. Under PRC laws and regulations, our PRC subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets offshore to Kingsoft Cloud Holdings Limited. In particular, under the current effective PRC laws and regulations, dividends may be paid only out of distributable profits. Distributable profits are the net profit as determined under PRC GAAP, less any recovery of accumulated losses and appropriations to statutory and other reserves required to be made. Each of our PRC subsidiaries is required to set aside at least 10% of its after-tax  profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. As a result, our PRC subsidiaries may not have sufficient distributable profits to pay dividends to us in the near future.

Furthermore, if certain procedural requirements are satisfied, the payment of current account items, including profit distributions and trade and service related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE or its local branches. However, where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies, approval from or registration with competent government authorities or its authorized banks is required. The PRC government may take measures at its discretion from time to time to restrict access to foreign currencies for current account or capital account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our offshore intermediary holding companies or ultimate parent company, and therefore, our shareholders or investors in our ADSs. Further, we cannot assure you that new regulations or policies will not be promulgated in the future, which may further restrict the remittance of RMB into or out of the PRC. We cannot assure you, in light of the restrictions in place, or any amendment to be made from time to time, that our current or future PRC subsidiaries will be able to satisfy their respective payment obligations that are denominated in foreign currencies, including the remittance of dividends outside of the PRC. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to Kingsoft Cloud Holdings Limited. In addition, our PRC subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.

15. You state, "Our cash and cash equivalents consist of cash on hand and time deposits placed with banks which are unrestricted as to withdrawal or use and have original maturities of less than three months." This statement appears to contradict your disclosure on page 104 regarding restriction on your ability to pay dividends and other funding restrictions. Please revise accordingly.

Response

In response to the Staff’s comment, the Company intends to revise the disclosures on page 102 of the 2021 Annual Report as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of subject matter disclosed:

Our sources of liquidity primarily consist of net proceeds from the sale and issuance of our shares, including the net proceeds we received from our US IPO and follow-on offering in 2020, and proceeds from financing facilities such as bank loans and related party loans, which have historically been sufficient to meet our working capital and capital expenditure requirements. Our cash and cash equivalents consist of cash on hand and time deposits placed with banks that have original maturities of less than three months and ~~which~~ are unrestricted as to withdrawal or use, subject to any restrictions imposed by applicable laws and regulations, including restrictions on foreign exchange and the ability to transfer cash between entities, across borders and to U.S. investors. See “Item 4 Information on the Company – 4.A. History and Development of the Company - Restrictions on Foreign Exchange and the Ability to Transfer Cash between Entities, Across Borders and to U.S. Investors.” ~~and have original maturities of less than three months. As of December 31, 2021, we had RMB6,708.6 million (US$1,052.7 million) in cash and cash equivalents and short-term investment, which included cash deposits at fixed rates.~~ As of December 31, 2021, substantially all of our cash and cash equivalents were located in the PRC and Hong Kong.

Taking into account (i) the financial resources available to us, including a total of RMB6,708.6 million (US$1,052.7 million) in cash and cash equivalents and short-term investment, which included cash deposits at fixed rates as of December 31, 2021, (ii) total financing facilities of RMB1,596.0 million (US$250.4 million), of which RMB104.9 million (US$16.5 million) were unutilized, as of March 31, 2022, (iii) our good track record of ability to obtain additional financing facilities from both banks and strategic shareholders, evidenced by our historical fund-raising activities, and (iv) our plans to continue to enhance our financial performance, we believe we have sufficient working capital for our present cash requirements and for at least the next 12 months.

In the long term, ~~W~~we intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to issue debt or equity securities or obtain additional credit facilities. We have various measures to secure cash, if needed, including but not limited to maintaining prudent capital expenditures and operational expenses, obtaining additional credit facilities from banks in the normal course of business, re-financing certain existing loans and credit facilities, issuance of asset-backed debt securities and raising funds through additional issuances of equity and/or debt in public and/or private capital markets. However, financing ~~Financing~~ may be unavailable in the amounts we need or on terms acceptable to us, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute our earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer. See “Item 3 Key Information — 3.D. Risk Factors—Risks Relating to Our Business and Industry—We require a significant amount of capital to fund our operations and respond to business opportunities. If we cannot obtain sufficient capital on acceptable terms, or at all, our business, financial condition and results of operations may be materially and adversely affected.”

In addition, the Company intends to revise the disclosures on page 104 of its 2021 Annual Report as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of subject matter disclosed.

Contractual Obligations

~~As of December 31, 2021, we had commitments for the construction of a data center of RMB46.4 million (US$7.3 million), which were scheduled to be paid within one year. As of December 31, 2021, we had bank loans of RMB1,348.2 million (US$211.6 million) which were scheduled to be paid within one year. We had operating lease commitment, which represents future minimum payments under non-cancelable operating leases, of RMB110.5 million (US$17.3 million) for the payments scheduled to be paid within one year and RMB211.2 million (US$33.1 million) for the payments scheduled to be paid after one year as of December 31, 2021. We also had loans from Kingsoft Group and Xiaomi Group, of which RMB736.2 million (US$115.5 million) to be repaid within one year and RMB472.9 million (US$74.2 million) to be repaid after one year as of December 31, 2021.~~

As of December 31, 2021, we had short-term bank loans of RMB1,348.2 million (US$211.6 million), with a weighted average interest rate of 4.59%, and we had nil long-term bank loans.

As of December 31, 2021, our loans from related parties were RMB1,209.1 million (US$189.7 million). In 2021, we entered into a loan agreement with Kingsoft Group for an aggregate principal amount of RMB500.0 million (US$78.5 million) bearing a fixed annual interest rate of 4.65% (the “Kingsoft Loan”). The Kingsoft Loan will be repaid in November 2022. We also entered into several loan agreements with a weighted average interest rate of 4.36% with Xiaomi Group which are secured by our electronic equipment (the “Xiaomi Loans”). As of December 31, 2021, the current portion and non-current portion of the Xiaomi Loans was RMB236.2 million (US$37.1 million) and RMB472.9 million (US$74.2 million), respectively. Under the terms of the agreements, we will repay the Xiaomi Loans in fixed quarterly installments over 3 years.

As of December 31, 2021, our operating lease liabilities were RMB266.9 million (US$41.9 million). Our operating leases mainly related to office space and buildings. As of December 31, 2021, the weighted average remaining lease term was 8.3 years and the weighted average discount rate was 6.18% for our operating leases.

As of December 31, 2021, the purchase consideration payable to acquire Camelot was RMB1,328.5 million (US$208.5 million). RMB148.0 million (US$23.2 million) will be settled by April 30, 2022 and RMB1,180.5 (US$185.2) will be settled by June 30, 2023. A total of RMB921.5 million (US$144.6 million) will be settled by the Company’s ordinary shares.

16. Provide disclosure regarding your ability to generate and obtain adequate amounts of cash to meet your cash requirements, and your plans for cash in the short-term and separately in the long-term. Also, state whether in your opinion, the working capital is sufficient for your present requirements, or, if not, how you propose to provide the additional working capital needed. Furthermore, discuss your debt, terms of the debt, interest rates, and maturities. We refer to guidance in Item 5B of Form 20-F.

Response

In response to the Staff’s Comment, the Company intends to revise the disclosures on page 102 of its 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of subject matter disclosed. For details, see the Company’s response to comment 15 above.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

1. Organization and Basis of Presentation, page F-15

17. Please disclose all of your subsidiaries, the variable interest entities, and the variable interest entities' subsidiaries as shown in your organization structure chart on page 88. For example you disclose 14 subsidiaries, variable interest entities, and variable interest entities' subsidiaries on page 88 but only 11 on page F-15. Furthermore, on page F-15 you show Wuhan Kingsoft Cloud Information Technology Co., Ltd. as a 100% equity owned subsidiary, but it is shown as a variable interest entity subsidiary on page 88. Also, the percentage ownership of Camelot Technology Co., Ltd differs between the two presentations.

Response

The Company respectfully advises the Staff that Iridescence Limited, Camelot Innovative Technologies Inc., and Camelot Information Systems Inc., disclosed on page 88 of the 2021 Annual Report are intermediate holding companies of the Group with no material operations, and are not considered significant subsidiaries under Rule 210.1-02 (w) of Regulation S-X. As such, the Company does not include them as principal subsidiaries, variable interest entities, and subsidiaries of its variable interest entities on page F-15 of the 2021 Annual Report. In response to the Staff’s comment, the Company intends to revise the disclosure on page F-15 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Name	Place of establishment	Date of establishment/ acquisition	Percentage of equity interest attributable to the Company	Principal activities
Subsidiaries:
Kingsoft Cloud Corporation Limited	HK	February 1, 2012	100%	Cloud services
Beijing Kingsoft Cloud Technology Co., Ltd. (“Beijing Kingsoft Cloud”)*	PRC	April 9, 2012	100%	Research and development
Beijing Yunxiang Zhisheng Technology Co., Ltd. (“Yunxiang Zhisheng”)*	PRC	December 15, 2015	100%	Research and development
Camelot Technology Co., Ltd. (“Beijing Camelot”)	PRC	September 3, 2021	82.15%	Enterprise digital solutions and related services
~~Wuhan Kingsoft Cloud Information Technology Co., Ltd.~~	~~PRC~~	~~December 26, 2017~~	~~100%~~	~~Cloud services~~
~~Kingsoft Cloud (Tianjin) Technology Development Co., Ltd.~~	~~PRC~~	~~May 30, 2019~~	~~100%~~	~~Cloud services~~

Variable interest entities:
Zhuhai Kingsoft Cloud Technology Co., Ltd. (“Zhuhai Kingsoft Cloud”)	PRC	November 9, 2012	Nil	Investment holding
Kingsoft Cloud (Beijing) Information Technology Co., Ltd. (“Kingsoft Cloud Information”)	PRC	April 13, 2018	Nil	Investment holding

Variable interest entities’ subsidiaries:
Beijing Kingsoft Cloud Network Technology Co., Ltd. (“Beijing Kingsoft Cloud Network Technology”)	PRC	November 9, 2012	Nil	Cloud services
Beijing Jinxun Ruibo Network Technology Co., Ltd. (“Beijing Jinxun Ruibo”)	PRC	December 17, 2015	Nil	Cloud services
Nanjing Qianyi Shixun Information Technology Co., Ltd.	PRC	March 31, 2016	Nil	Cloud services
Wuhan Kingsoft Cloud Information Technology Co., Ltd.	PRC	December 26, 2017	Nil	Cloud services
Kingsoft Cloud (Tianjin) Technology Development Co., Ltd.	PRC	May 30, 2019	Nil	Cloud services

*	Collectively, the “WFOE”

In September 2021, the Company acquired 100% equity interests in Camelot Employee Scheme Inc. (“CES”), which legally holds 79.53% equity interests in Beijing Camelot and its subsidiaries (collectively referred to as “Camelot”). As a portion of Beijing Camelot’ equity interests related to unvested share-based awards (Note 16) are legally issued but not deemed to be outstanding, the Company collectively held 82.15% of equity interests in Beijing Camelot and its subsidiaries as of December 31, 2021.

18. We note your disclosure that "a parent-subsidiary relationship exists between the Company and the VIEs." Since you do not own equity interest in the VIEs, please revise to remove that statement in order to eliminate any confusion.

Response

In response to the Staff’s Comments, the Company intends to revise the disclosure on page F-16 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows:

To comply with PRC laws and regulations which prohibit foreign control of companies that engage in value-added telecommunication services, the Group primarily conducts its business in the PRC through its variable interest entities, Zhuhai Kingsoft Cloud and Kingsoft Cloud Information, and subsidiaries of its variable interest entities (collectively, the “VIEs”). The equity interests of the VIEs are legally held by PRC shareholders (the “Nominee Shareholders”). Despite the lack of technical majority ownership, the Company through WFOE has effective control of the VIEs through a series of contractual arrangements (the “Contractual Agreements”) ~~and a parent-subsidiary relationship exists between the Company and the VIEs.~~ Through the Contractual Agreements, the Nominee Shareholders effectively assigned all of their voting rights underlying their equity interests in the VIEs to the Company and therefore, the Company has the power to direct the activities of the VIEs that most significantly impact its economic performance. The Company also has the ability and obligation to absorb substantially all of the profits and all the expected losses of the VIEs that potentially could be significant to the VIEs. The WFOE was the primary beneficiary of the VIEs through December 2019 and the Company has replaced the WFOE as the primary beneficiary of the VIEs since December 2019. Based on the above, the Company consolidates the VIEs in accordance with SEC Regulation SX-3A-02 and Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

Cash and cash equivalents, page F-21

19. Disclose the jurisdiction that holds your cash and cash equivalents and address:

•	to what extent financial institutions in those jurisdictions insure your cash and cash equivalents;

•	any restrictions associated with the transfer of cash outside its current jurisdiction;

•	how cash is transferred through your organization;

•	you intentions to distribute earnings or settle amounts owed to the parent holding company; and

•	state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, consolidated VIEs, and your U.S. investors, and quantify the amounts where applicable.

Response

In response to the Staff’s Comments, the Company intends to revise the disclosure on page F-32 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows, subject to updates and adjustments to be made in connection with any material development of subject matter disclosed:

Concentration of credit risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, short-term investments, accounts receivable and contract assets. ~~The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and the subsidiaries of VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality.~~

As of December 31, 2021, majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by financial institutions located in mainland China and Hong Kong. Deposits held in mainland China are subject to restrictions on foreign exchange and the ability to transfer cash outside of mainland China. In May 2015, a new Deposit Insurance System (“DIS”) managed by the People’s Bank of China (‘‘PBOC’’) was implemented by the Chinese government. Deposits in the licensed banks in mainland China are protected by DIS, up to a limit of RMB500. Hong Kong has an official Deposit Protection Scheme (“DPS”). Deposits in the licensed banks in Hong Kong are protected by DPS, up to a limit of HK$500 thousands. The Group selected reputable financial institutions to place its cash and cash equivalents, restricted cash and short-term investments. The Group regularly monitors the rating of the financial institutions to avoid any potential defaults. There has been no recent history of default in relation to these financial institutions.

In addition, the Company intends to revise the disclosure on page F-51 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows:

The Company is a holding company with no material operations of its own and conducts the operations primarily through its PRC subsidiaries and the VIEs. As an offshore holding company, the Company is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fundraising activities to its PRC subsidiaries only through loans or capital contributions, and to its VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements.

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group’s PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company has not previously declared or paid any cash dividend or dividend in kind, and has no plan to declare or pay any dividends in the near future.

In accordance with the Regulations on Enterprises with Foreign Investment of China and its Articles of Association, the Company’s PRC subsidiaries, being a foreign-invested enterprise established in the PRC, are required to provide certain statutory reserves, namely the general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in its PRC statutory accounts. The Company’s PRC subsidiaries are required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such fund has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the Board of Directors of the PRC subsidiaries. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances, or cash dividends.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries and the VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. For the years ended December 31, 2019, 2020 and 2021, the VIEs and their subsidiaries transferred RMB53.4 million, RMB24.9 million and RMB20.2 million (US$ 3.2 million), respectively, to the Company’s subsidiaries as payment or prepayment of service fees under the Contractual Agreements. There were no other material assets transferred, and there were no dividends or distributions between the VIEs and their subsidiaries and the Company and the Company’s subsidiaries for the periods presented. In addition, the Company’s subsidiaries have not generated sufficient distributable profits to pay dividends or fully settle amounts due to the Company. Amounts of net assets restricted include paid in capital and statutory reserve funds of the Company’s PRC subsidiaries and the net assets of the VIEs and VIEs’ subsidiaries in which the Company has no legal ownership, totaling RMB3,438,575 (US$539,587) as of December 31, 2021; therefore, in accordance with Rules 504 and 4.08(e)(3) of Regulation S-X, the condensed parent company only financial statements as of December 31, 2020 and 2021 and for each of the three years in the period ended December 31, 2021 are disclosed in Note 24.

Furthermore, cash transfers from the Company’s PRC subsidiaries to its subsidiaries outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may restrict the ability of the PRC subsidiaries and ~~consolidated~~ VIEs to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

Revenue Recognition, page F-26

20. We note based on your disclosure on page 94 that you offer a prepaid subscription package over a fixed subscription period in connection with your public cloud service revenue. Please disclose your revenue recognition policy as it relates to your prepaid subscription packages.

Response

The Company respectfully advises the Staff that revenues generated from prepaid subscription packages represented less than 2% of our total public cloud service revenues for the periods presented.

In response to the Staff’s comments, the Company intends to revise the disclosure on page F-27 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows:

Public cloud services

The Group provides integrated cloud-based services including cloud computing, storage and delivery. Substantially all of the Group’s public cloud service revenue is recognized on a monthly basis based on utilization and duration. The nature of the Group’s performance obligation under these contracts is a single performance obligation to stand ready to provide an unspecified quantify of integrated cloud-based services each day throughout the contract period. The Group uses monthly utilization records, an output measure, to recognize revenue over time as it most faithfully depicts the simultaneous consumption and delivery of services. At the end of each month, the transaction consideration is fixed based on utilization records and no variable consideration exists.

The Group also generates revenue from prepaid subscription packages, which are recognized ratably over the fixed subscription period.

3. Concentration of Risks

Concentration of credit risk, page F-32

21. We note your statement that "The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and the subsidiaries of VIEs are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality." In this regard, disclose the jurisdictions where your cash and cash equivalents, restricted cash, short-term investments are held and address:

•      to what extent financial institutions in those jurisdictions insure your cash and cash equivalents; and

•      any restrictions associated with the transfer of cash outside its current jurisdiction.

Response

In response to the Staff’s comments, the Company intends to revise the disclosure on page F-32 of the 2021 Annual Report in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of subject matter disclosed. For details, see the Company’s response to Comment 19 above.

Currency convertibility risk, page F-32

22. You state that "Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts." In this regard, disclose to what extent you have made foreign currency payments.

Response

In response to the Staff’s comments, the Company intends to revise the disclosure on page F-32 of the 2021 Annual Report in its future Form 20-F filings as follows, subject to updates and adjustments to be made in connection with any material development of subject matter disclosed:

The Group transacts a majority of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (“PBOC”). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. The Group has not made any foreign currency payments that are subject to approval by the PBOC or other institutions for the periods presented. Additionally, the value of the RMB is subject to changes in central government policies and international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

4. Business Combination

Acquisition of Camelot, page F-34

23. You disclose that the actual results of operation after the acquisition date and pro forma results of operations for the acquisitions have not been presented because the effects were not material. This statement appears inconsistent with your disclosure throughout your operating results discussion where you note the impact of the Camelot acquisition on specific income statement line items. We also note that your purchase price was approximately 44% of total assets as of December 31, 2020. Please tell us why you believe the Camelot acquisition is not material as it relates to the disclosure requirements in ASC 805 or revise accordingly.

Response

In response to the Staff’s comments, the Company intends to revise the disclosure on page F-34 of the 2021 Annual Report in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) as follows, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

The actual results of operation after the acquisition date and pro forma results of operations for the acquisitions of Shenzhen Yunfan and Beijing Yunshu have not been presented because the effects were not material.

Actual and Pro-forma Impact from the acquisition of Camelot

The revenue and net loss from the acquisition of Camelot included in the Group's consolidated statements of comprehensive loss for the year ended December 31, 2021 are RMB822,850 (US$129,123) and RMB7,892 (US$1,238), respectively. The net loss includes amortization expense relating to intangible assets recognized upon acquisition and other acquisition date fair value measures.

The supplemental pro-forma information is based on the assumption that the acquisition of Camelot had occurred on January 1, 2020, after giving effect to certain adjustments including amortization expenses of intangible assets and other acquisition date fair value measures. The pro-forma consolidated revenue was RMB8,253,329 and RMB10,349,504 (US$1,624,063), and the pro-forma net loss was RMB1,003,136 and RMB1,616,748 (US$253,703) for the years ending December 31, 2020 and 2021, respectively. The pro-forma basic and diluted loss per share was RMB0.39 and RMB0.45 (US$0.07) for the years ending December 31, 2020 and 2021, respectively. The pro-forma consolidated results are not necessarily indicative of what the Group’s consolidated revenues and net loss would have been had the Group completed the acquisition on the assumed acquisition date. In addition, the pro-forma consolidated results do not purport to project the future results of the Group.

13. Bank Loans, page F-42

24. Please disclose all your debt in one comprehensive footnote, including loans entered in 2021 with related parties as noted in footnote 20. Your footnote should provide all disclosure as required by ASC 470-10-50-1 through ASC 470-10-50-5, ASC 860-30-50- 1A and Rule 5-02 of Regulation S-X.

Response

In response to the Staff’s comment, the Company intends to revise the disclosure on page F-42 of the 2021 Annual Report as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined) in accordance with ASC 470-10-50-1 and ASC 860-30-50-1A, subject to updates and adjustments to be made in connection with any material development of subject matter disclosed:

13. ~~BANK LOANS~~ LOANS

Bank loans

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Short-term bank loans	278,488	1,348,166	211,557
Long-term third-party bank loan guaranteed by a related party:
Current portion	74,351	—	—
	352,839	1,348,166	211,557

In June 2016, the Group entered into a long-term loan facility for an aggregate principal amount of RMB400,000 with a bank in Beijing bearing a fixed annual interest rate of 90% of the benchmark five-year lending rate published by the PBOC. The long-term loan facility was guaranteed by Kingsoft Group. The Group fully repaid the bank loan in 2021.

Short-term bank loans are unsecured, and the weighted average interest rate ~~for the outstanding short-term bank loans~~ as of December 31, 2020 and 2021 was 4.28% and 4.59%, respectively.

There are no commitment fees and conditions under which lines may be withdrawn associated with the Group’s unused facilities.

Related party loans

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
Current:
Kingsoft Group *	-	500,000	78,461
Xiaomi Group **	-	236,206	37,066
	-	736,206	115,527

Non-current:
Xiaomi Group **	-	472,882	74,206
	-	472,882	74,206
	-	1,209,088	189,733

* During 2021, the Group entered into an unsecured loan agreement with Kingsoft Group for an aggregate principal amount of RMB500,000 (US$78,461) bearing a fixed annual interest rate of 4.65%. The loan will be repaid in November 2022.

** During 2021, the Group entered into several loan agreements with a weighted average interest rate of 4.36% with Xiaomi Group which are secured by the Group’s electronic equipment. The carrying amount of the electronic equipment pledged was RMB702,424 (US$110,226) as of December 31, 2021.

As of December 31, 2021, the loan principal will be due according to the following schedule:

	RMB	US$
2022	1,584,372	248,623
2023	241,168	37,845
2024	231,714	36,361
	2,057,254	322,829

The Company respectfully advises the Staff that the Company’s bank loans and related party loans do not have the clauses or situations that are subject to the disclosure requirements under ASC 470-10-50-2 through ASC 470-10-50-5.

17. Restricted Net Assets, page F-51

25. Please disclose restricted paid-in capital and statutory reserves funds as separate line items in your Consolidated Balance Sheets and Consolidated Statement of Changes in Stockholders’ (Deficit) Equity. We refer you to Rule 5-02.30(a)(2) and (3) of Regulation S-X.

Response

The Company respectfully advises the Staff that additional paid-in-capital (“APIC”) presented in our Consolidated Balance Sheets and Consolidated Statement of Changes in Stockholders’ (Deficit) Equity is attributable to Kingsoft Cloud Holdings Limited, a Cayman Islands holding company (the “Company”) that does not have any restrictions. Therefore, the APIC primarily consists of the difference between the share issue price and par value of the Company’s shares, and the Company’s share based compensation. The APIC that is restricted as disclosed on page F-51 of our 2021 Annual Report is only attributable to the Company’s PRC subsidiaries, which is eliminated upon consolidation. The Company further respectfully advises the Staff that the restricted statutory reserves funds amounted to RMB nil, RMB nil and RMB52.5 million as of December 31, 2019, 2020 and 2021, respectively. In response to the Staff’s comment, the Company will separately disclose statutory reserves funds as a separate line item in our Consolidated Balance Sheets and Consolidated Statement of Changes in Stockholders’ (Deficit) Equity in its future Form 20-F filings.

24. Condensed Financial Information of the Parent Company, page F-56

26. We note your line items "amounts due from subsidiaries," "investments in subsidiaries," and "share of losses of subsidiaries and the VIEs" include amounts related to both equity owned subsidiaries and VIE subsidiaries. Please revise to separately show amounts related to equity owned subsidiaries versus VIE subsidiaries.

Response

In response to the Staff’s comment, the Company intends to revise the disclosure on pages F-56 and F-57 of the 2021 Annual Report as follows in its future Form 20-F filings (with deletions shown as strike-through and additions underlined), subject to updates and adjustments to be made in connection with any material development of subject matter disclosed:

Condensed Balance Sheets

	As at December 31
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	68,012	69,393	10,889
Short-term investments	217,448	1,029,472	161,547
Prepayments and other assets	266,280	53,618	8,414
Amounts due from group companies (1)	7,983,060	5,508,311	864,374

Total current assets	8,534,800	6,660,794	1,045,224

Non-current assets:
Investments in subsidiaries	—	5,328,424	836,146

Total non-current assets	—	5,328,424	836,146

Total assets	8,534,800	11,989,218	1,881,370

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	256,630	182,075	28,572
Income tax payable	2,524	3,307	519
Amounts due to group companies	1,692	4,846	760
Amounts due to related parties	407	829	130

Total current liabilities	261,253	191,057	29,981

Other liabilities	33,558	1,194,212	187,398

Total non-current liabilities	33,558	1,194,212	187,398

Total liabilities	294,811	1,385,269	217,379

Commitments and contingencies
Shareholders’ equity:
Ordinary shares (par value of US$0.001 per share; 4,000,000,000 and 40,000,000,000 shares authorized, 3,546,124,955 and 3,805,284,810 shares issued, 3,339,618,633 and 3,646,381,840 shares outstanding as of December 31, 2020 and 2021, respectively)	22,801	24,782	3,889
Additional paid-in capital	14,149,984	18,245,801	2,863,164
Accumulated deficit	(5,864,356)	(7,458,752)	(1,170,441)
Accumulated other comprehensive loss	(68,440)	(207,882)	(32,621)
Total Kingsoft Cloud Holdings Limited shareholders’ equity	8,239,989	10,603,949	1,663,991
Total liabilities and shareholders’ equity	8,534,800	11,989,218	1,881,370

Condensed Statements of Comprehensive Loss

	For the year ended December 31
	2019	2020	2021	2021
	RMB	RMB	RMB	US$
Operating expenses:
General and administrative expenses	(6,734)	(27,052)	(40,913)	(6,420)
Total operating expenses	(6,734)	(27,052)	(40,913)	(6,420)
Operating loss
Interest income	52,829	10,199	15,224	2,389
Foreign exchange (loss) gain	(8,174)	30,931	10,198	1,601
Other (expenses) income, net	(300)	5,377	9,889	1,552
Share of losses of subsidiaries	(377,995)	(171,421)	(121,100)	(19,003)
Contractual interests in VIEs and VIEs’ subsidiaries (2)	(767,410)	(809,672)	(1,461,042)	(229,270)
Loss before income taxes	(1,107,784)	(961,638)	(1,587,744)	(249,151)
Income tax expense	(3,415)	(621)	(968)	(152)
Net loss	(1,111,199)	(962,259)	(1,588,712)	(249,303)
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	64,598	(552,788)	(139,442)	(21,881)
Comprehensive loss attributable to Kingsoft Cloud Holdings Limited shareholders	(1,046,601)	(1,515,047)	(1,728,154)	(271,184)
Accretion to redemption value of redeemable convertible preferred shares	(49,725)	(19,768)	—	—
Comprehensive loss attributable to ordinary shareholders	(1,096,326)	(1,534,815)	(1,728,154)	(271,184)

(1) Majority of amounts due from group companies were provided to the VIEs and their subsidiaries. Except for the Company’s investments in Camelot, the carrying amounts of investments in subsidiaries and the VIEs were reduced to zero by the Company’s share or contractual interests in cumulative losses as of December 31, 2020, and 2021, and the carrying amounts of “amounts due from group companies” were further adjusted.

(2) It represents the Company’s economic interests in the VIEs and VIEs’ subsidiaries in the same manner as an entity consolidated based on voting interests.

General

27. Please revise to refrain from using terms such as “we” or “our” when describing activities or functions of the VIEs. In this regard, we note that you should revise your definition of “we,” “us,” “our company,” the “Company,” and “our” to remove the VIE from this definition. Additionally, we note the first full risk factor on page 32 and any other similar disclosures.

Response

In response to the Staff’s Comment, the Company intends to revise the corresponding definition on page i of the 2021 Annual Report as follows:

•	“we,” “us,” “our company,” the “Company,” and “our” refer to Kingsoft Cloud Holdings Limited, a Cayman Islands company and its subsidiaries and, only in the context of describing our consolidated financial information, business operations and operating data, ~~it’s~~ the variable interest entities, or VIEs, which are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP.;

In addition, the Company further intends to change all references of “consolidated affiliated entities” to “variable interest entities” or “variable interest entities and their subsidiaries”, as applicable, and change all references of “our variable interest entities” to “the variable interest entities” in its future Form 20-F filings.

In response to the Staff’s Comment, the Company also intends to revise the first full risk factor on page 32, and other similar disclosures of the 2021 Annual Report as follows:

~~We rely~~ The Company relies on contractual arrangements with the VIEs and their respective shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

~~We have~~ The Company has relied and expects to continue to rely on contractual arrangements with Zhuhai Kingsoft Cloud and Kingsoft Cloud Information and the registered shareholders to operate ~~our~~ the business in China. These contractual arrangements may not be as effective as direct ownership in providing ~~us~~ the Company with control over the VIEs. For example, the VIEs and their respective shareholders could breach their contractual arrangements with ~~us~~ the Company by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. The revenues contributed by ~~our~~ the VIEs and their subsidiaries constituted substantially all of our revenues in 2019, 2020 and 2021. If the VIEs cease to transfer economic benefits to us, our business, results of operations and financial condition would be materially and adversely affected, and the price of our ADSs may decline significantly.

If ~~we~~ the Company had direct ownership of the VIEs, ~~we~~ the Company would be able to exercise ~~our~~ the rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, ~~we~~ the Company relies on the performance by the VIEs and their respective shareholders of their respective obligations under the contracts to exercise control over the VIEs. The shareholders of the VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate a certain portion of our business through the contractual arrangements with the VIEs and their respective shareholders. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation or other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with the VIEs and their respective shareholders may not be as effective in controlling our business operations as direct ownership.

If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to the Company’s 2021 Annual Report on Form 20-F, please contact the undersigned or Li He (Tel: +852-2533-3306) of Davis Polk & Wardwell LLP.

Sincerely yours,

Kingsoft Cloud Holdings Limited

By:	/s/ Haijian He
	Name:	Haijian He
	Title:	Chief Financial Officer

cc:	Li He, Esq.
Davis Polk & Wardwell LLP